Exhibit 99.2

FORM OF VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of July 24, 2017, by and among Mitsubishi Tanabe Pharma Corporation, a corporation formed under the laws of the State of Japan (“Parent”), MT Porto Ltd., a private company formed under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and the undersigned shareholder (“Shareholder”) of NeuroDerm Ltd., a public company formed under the laws of the State of Israel (the “Company”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, the Company, Parent and Merger Sub are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, following which Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent (the “Transaction”).

WHEREAS, Shareholder, as of the date hereof, holds or beneficially owns and holds all voting rights associated with, the Existing Shares (as defined below) as indicated on Schedule A hereto.

WHEREAS, as a condition to the willingness of, and material inducement to, Parent and Merger Sub to enter into the Merger Agreement and to consummate the Transaction, Shareholder has agreed to enter into this Agreement, pursuant to which Shareholder agrees to, among other things, vote or cause to be voted all of the Securities (as defined below) Shareholder holds or beneficially owns in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1.          Certain Definitions. For purposes of this Agreement:

(a)        “Existing Shares” means the Shares as set forth opposite Shareholder’s name on Schedule A hereto. In the event of a stock dividend or distribution, or any change in the Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term “Existing Shares” will be deemed to refer to and include all such stock dividends and distributions and any shares into which or for which any or all of the Existing Shares may be changed or exchanged as well as the Existing Shares that remain.

(b)        “Shares” means the ordinary shares, par value NIS 0.01 per share, of the Company.

(c)        “Securities” means the Existing Shares together with any other Shares and other voting securities of the Company, if any, of which the Shareholder becomes the holder and/or acquires beneficial ownership after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

Section 2.          Representations and Warranties of Shareholders. Shareholder hereby represents and warrants to Parent as follows:

(a)        Ownership of Shares. Shareholder holds or beneficially owns (and will hold or beneficially own as of the date of the Company Shareholders Meeting, unless any Existing Shares are Transferred pursuant to Section 6(a)), the Existing Shares set forth opposite Shareholder’s name on Schedule A. Shareholder has and, unless any Existing Shares are Transferred pursuant to Section 6(a), will have at all times through the termination of this Agreement sole voting power, sole power of disposition, sole power to demand, and sole power to issue instructions with respect to the matters set forth in Section 7, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to the Existing Shares set forth opposite Shareholder’s name on Schedule A and any other Securities, with no limitations, qualifications or restrictions on such power, subject to applicable securities Laws and the terms of this Agreement. None of the Existing Shares of Shareholder is the subject of any commitment, undertaking or agreement, contingent or otherwise, the terms of which relate to or could give rise to the Transfer of any Existing Shares or would affect in any way the ability of Shareholder to perform its obligations as set out in this Agreement. Shareholder has not appointed or granted any proxy that would materially impair its ability to perform its obligations under this Agreement.

(b)        Authority. Shareholder has all requisite power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Shareholder and constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity.

(c)        Non-Contravention. The execution and delivery by Shareholder of this Agreement do not, and the performance of its obligations hereunder will not, (i) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Contract to which Shareholder is a party or by which Shareholder or any of its assets or properties may be bound, (ii) violate or conflict with any Law or Order applicable to Shareholder or by which any of its properties or assets are bound or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Shareholder, except, in the case of clause (i), (ii) or (iii), where any such item would not, individually or in the aggregate, materially impair the ability of Shareholder to perform its obligations under this Agreement. There is no beneficiary, trustee or holder of a voting trust certificate or other interest in Shareholder whose consent is required for the execution and delivery of this Agreement or the performance by Shareholder of its obligations hereunder that has not been obtained.

(d)        No Litigation. There is no action, suit, investigation, complaint or other proceeding pending against or affecting Shareholder or the Securities of Shareholder at Law or in equity before or by any Governmental Authority that would materially impair the ability of Shareholder to perform its obligations under this Agreement on a timely basis.

Section 3.          Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby represent and warrant to Shareholder as follows:

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(a)        Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

(b)        Non-Contravention. The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of their respective obligations hereunder will not, (i) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (ii) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their respective assets or properties may be bound, (iii) violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their respective assets or properties are bound or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except, in the case of clauses (ii), (iii)and (iv), where such violations or failures to make or obtain any filing with, or permit, authorization, consent or approval of, any Governmental Authority would not, individually or in the aggregate, materially impair the ability of each of Parent and Merger Sub to perform this Agreement.

Section 4.          Investors’ Rights Agreement. From the date hereof until the earlier of the Closing and the valid termination of the Agreement in accordance with Article IX thereof, the Shareholder shall not exercise its rights under Section 2 of the Amended and Restated Investors’ Rights Agreement, executed on or around August 14, 2014, by and among the Company, the Shareholder and the other investors that are a party thereto.

Section 5.          Additional Securities. Shareholder hereby agrees that, during the period commencing on the date hereof and continuing until this Agreement is terminated in accordance with its terms, Shareholder shall promptly notify Parent and Merger Sub of the number of any additional Securities that are acquired or that come to be beneficially owned by Shareholder after the date hereof.

Section 6.          Transfer and Other Restrictions. Prior to the termination of this Agreement, Shareholder hereby irrevocably and unconditionally agrees not to:

(a)        offer for sale, sell, transfer, tender, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, assignment or other disposition of (collectively, “Transfer”), any or all of the Securities Shareholder holds or beneficially owns or has any interest therein, (i) except as provided in Section 7 or, (ii) unless each Person to which any of such Securities is or may be Transferred, shall have (A) executed a counterpart of this Agreement and (B) agreed in writing to hold such Securities (or interest in such Securities) subject to all of the terms and provisions of this Agreement; or

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(b)        grant any proxy or power of attorney with respect to any of the Securities Shareholder holds or beneficially owns, or deposit any of the Securities Shareholder holds or beneficially owns into a voting trust or enter into a voting agreement or arrangement with respect to any such Securities, in each case except as provided in this Agreement.

For the avoidance of doubt, notwithstanding any other provision of this Agreement to the contrary, the restrictions set forth in Sections 6(a) or (b) shall not apply to any Transfer of any Securities in accordance with any share pledge agreements in respect of any such Securities entered into by Shareholder prior to the date of this Agreement; provided that no such share pledge agreement shall have a materially adverse impact on the ability of Shareholder to perform its obligations hereunder.

Section 7.          Voting of the Shares. From the date hereof until any termination of this Agreement in accordance with its terms, at the Company Shareholders Meeting and any other meeting of the shareholders of the Company however called (or in any action by written consent in lieu of a meeting) or any adjournment thereof, Shareholder shall vote all of its Securities (or cause them to be voted), in person or by proxy, or, as applicable, execute written consents in respect thereof, (a) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (b) against any Acquisition Proposal or any transaction that is the subject of an Acquisition Proposal and (c) in favor of any adjournment or postponement of the Company Shareholders Meeting or other meeting recommended by the Company Board if there are not sufficient votes for adoption of the Merger Agreement and the approval of the Merger on the date on which such meeting is initially held or scheduled, as applicable. Any such vote shall be cast, or consent shall be given, as applicable, by Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

Section 8.          Termination. This Agreement shall terminate on the first to occur of (a) the mutual written agreement of Parent, Merger Sub and Shareholder, (b) the termination of the Merger Agreement in accordance with its terms, (c) a Company Board Recommendation Change, (d) the election of Shareholder if there is any amendment, waiver or modification to or of any provision of the Merger Agreement entered into without the prior written consent of Shareholder which (i) results in a change in the amount or form of the Merger Consideration, (ii) results in an extension of the Outside Date or (iii) is materially adverse to Shareholder, or (e) the Effective Time; provided, that the provisions set forth in Section 4 and Section 10 shall survive the termination of this Agreement.

Section 9.          Capacity as Shareholders. Shareholder has entered into this agreement solely in its capacity as the owner of Shares. Notwithstanding anything to the contrary herein, nothing herein shall limit or affect any actions taken by Shareholder or its Representatives and Affiliates or any other person in such Shareholder’s capacity as a director of the Company or its Subsidiary, and nothing in this Agreement shall prohibit or restrict Shareholder from exercising his or her fiduciary duties as a director of the Company or from otherwise taking any action or inaction in his or her capacity as a director of the Company, or subject to his or her fiduciary duties to the Company, or as may otherwise be required by Law, and no such exercise of fiduciary duties or action or inaction taken in such capacity as a director of the Company shall be deemed to constitute a breach of this Agreement.

Section 10.         Miscellaneous.

(a)        Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

(b)        Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, each party and its respective heirs, beneficiaries, executors, representatives, successors and permitted assigns.

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(c)        Effectiveness; Amendment; Modification and Waiver. This Agreement shall become effective upon its execution by the parties hereto. This Agreement may not be amended, altered, supplemented or otherwise modified except by the execution and delivery of a written agreement executed by each of Parent and Merger Sub and Shareholder.

(d)        Interpretation. When a reference is made in this Agreement to sections or subsections, such reference shall be to a section or subsection of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including any schedules and exhibits hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. References to “party” or “parties” in this Agreement means Parent, Merger Sub and Shareholder. For purposes of this Agreement, “beneficial ownership” with respect to (or to “beneficially own”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(e)        Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

To Shareholder:

[Shareholder]
Address:	c/o NeuroDerm Ltd.
Ruhrberg Science Building,
3 Pekeris St.
Rehovot 7670212
Israel

with a copy to:

White & Case LLP
Address:	1221 Avenue of the Americas
New York, NY 10020-1095
Attention:	Gregory Pryor, Esq.
Colin Diamond, Esq.
Facsimile:	(212) 354-8113
E-mail:	gpryor@whitecase.com
cdiamond@ whitecase.com

and

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Meitar Liquornik Geva Leshem Tal

Address:	16 Abba Hillel Silver Road
Ramat Gan 5250608,
Israel
Attention:	Ronen Bezalel
David Glatt
Facsimile:	(972) 3-610-3759
E-mail:	rbezalel@meitar.com
dglatt@meitar.com

To Parent and Merger Sub:

Mitsubishi Tanabe Pharma Corporation
Address:	3-2-10, Dosho-machi, Chuo-ku
Osaka 541-8505
Japan
Attention:	Yasutoshi Kawakami
Facsimile:	+81 (6) 6205-5861
Email:	kawakami.yasutoshi@me.mt-pharma.co.jp

with a copy to:

Davis Polk & Wardwell LLP
Address:	450 Lexington Avenue
New York, NY 10017
Attention:	Michael Davis
Facsimile:	+1-212-701-5184
Email:	michael.davis@davispolk.com

and

Davis Polk & Wardwell LLP
Address:	Izumi Garden Tower 33F
Roppongi 1-6-1
Minato-ku Tokyo 106-6033
Japan
Attention:	Mörk Murdock
Facsimile:	+81 (3) 5574-2861
Email:	mork.murdock@davispolk.com

and

Goldfarb Seligman & Co.
Address:	Ampa Tower
98 Igal Alon St.
Tel Aviv 6789141
Israel
Attention:	Ido Zemach, Adv.
Facsimile:	+972 (3) 608-9909
Email:	ido.zemach@goldfarb.com

(f)          Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

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(g)          Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof exclusively in any court located in Tel Aviv-Jaffa, Israel, this being in addition to any other remedy to which such party is entitled at Law or in equity.

(h)          No Survival. None of the representations, warranties, covenants and agreements made in this Agreement shall survive the termination of this Agreement in accordance with its terms, except for the agreements in Section 4 and this Section 10.

(i)          No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as specifically set forth in this Agreement.

(j)          Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

(k)          Consent to Jurisdiction. Each of the parties (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10(e) or in such other manner as may be permitted by applicable Law, and nothing in this Section 10(k) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

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(l)          Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY A JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IT CONTEMPLATES. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10(l).

(m)          Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(n)          No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to Shareholder’s Securities. All rights, ownership and economic benefits of and relating to Shareholder’s Securities shall remain vested in and belong to the applicable Shareholder, and neither Parent nor Merger Sub shall have any authority to exercise any power or authority to direct Shareholder in the voting of any of Shareholder’s Securities, except as otherwise specifically provided herein, or in the performance of Shareholder’s duties or responsibilities as a shareholder of the Company.

(o)          Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have signed or have caused this Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first written above.

Mitsubishi Tanabe Pharma Corporation

By:
Name:
Title:

MT Porto Ltd.

By:
Name:
Title:

[Shareholder]

By:
Name:
Title: